

September 15, 2011

Via: E-mail
Mr. Al Pietrangelo
Chief Executive Officer
Lantis Laser, Inc.
41 Howe Lane
Freehold, New Jersey 07728

> RE: **Lantis Laser, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 12, 2011**
> **Form 10-Q for the Quarter Ending June 30, 2011**
> **Filed August 9, 2011**
> **Form 8-K dated March 22, 2011 (March 17, 2011)**
> **Filed March 22, 2011**
> **Form 8-K dated April 22, 2011,**
> **as amended on April 27, 2011 and August 2, 2011**
> **Form 8-K dated July 25, 2011 (July 21, 2011)**
> **Filed July 25, 2011**
> **File No. 000-53585**

Dear Mr. Pietrangelo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

1. We see disclosures on pages 4 and 5 indicate you ceased development of the OCT
   System in early 2010 and moved all equipment and development components to
   storage. In future filings, please revise your Management's Discussion and
   Analysis disclosures to indicate the current development status of your OCT
   System as well as the actual or expected impact of the products status on your
   results of operations and liquidity. Refer to Item 303(a) of Regulation S-K.

Critical Accounting Policies, page 19

2. We note your critical accounting policy disclosures merely repeat the policies
   from your significant accounting policy footnote without elaboration.
   Accordingly, your disclosure does not conform to our expectations for critical
   accounting policies disclosure. For each identified critical accounting policy,
   please expand your disclosures in future filings to describe the specific factors
   that in your view makes each critical. Discuss the nature of estimates and
   uncertainties about those estimates inherent to each individual policy, including
   how you make those estimates. Discuss how different assumptions, methods or
   conditions might affect your financial statements. For further guidance, please
   refer to SEC interpretive Release No. 33-8350.

Index to Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

Note 2 Summary of Significant Accounting Policies, page F-11

 Recent Accounting Pronouncements, page F-15

3. We note that for numerous accounting pronouncements discussed herein the
   effective date is prior to your current fiscal year. However, you indicate that the
   adoption of the pronouncement is not expected or is expected to have an impact
   on the financial statements, when the affect of the adoption should already be
   known. Please confirm to us that you have adopted the effective pronouncements
   and in future filings, please update your SAB Topic 11(M) disclosures
   accordingly.

Note 7 Commitments - Axsun, page F-23

4. We note the company issued 500,000 common shares in connection with an agreement as to the conditions to enter into a new manufacturing and supply agreement. In future filings please expand your disclosure to explain the significant terms of the agreement as well as how you valued and accounted for this transaction.

Note 12 Fair Value Measurements, page F-28

5. Please tell us why you indicated in this note that your cash, total assets and convertible assets are measured at fair value on a *recurring* basis. In future filings, clearly disclose why any referenced assets and liabilities are measured at fair value on a recurring or non-recurring basis and provide all disclosures required by ASC 820-10-50, including those specifically related to assets and liabilities measured using level 3 inputs.

Note 14 Subsequent Event, page F-29

6. We do not see any disclosures of subsequent events in this note. Please tell us whether you had any subsequent events required to be disclosed under this heading. To this regard, we also refer to your Summary of Significant Accounting Policies – Subsequent Events, page F-13. Please include all required subsequent event disclosures in future filings and update your subsequent event disclosures to comply with Accounting Standards Update No. 2010-09 Topic 855. Note that based on the referenced ASC update, because you are an SEC filer subsequent events must be evaluated through the date the financial statements are issued and you are no longer required to disclose the date through which the subsequent events have been evaluated.

Item 9A(T) Controls and Procedures, page 24

Disclosure Controls and Procedures, page 24

7. We note your disclosure that you maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files under the Exchange Act "is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, the definition must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition from future filings,

including any amendments. This comment also applies to your Forms 10-Q for the periods ended March 31, and June 30, 2011.

Management's Annual Report on Internal Control over Financial Reporting, page 24

8. We note that paragraphs 2 and 3 in the Disclosure Controls and Procedures section refer to your internal control over financial reporting. To eliminate investor confusion in future Forms 10-K, including any amendments, please present all information relating to your internal control over financial reporting in this section.

9. We note your disclosure that the Form 10-K does not include a report of management's assessment on your internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. We do not see how any such relief relating a transition period would be applicable to the company. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting and to fully comply with Item 308 of Regulation S-K.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarter Ending June 30, 2011

Item 4 Controls and Procedures, page 5

10. We see the disclosure in the third paragraph that for the three months ended June 30, 2011, management feels that your internal controls over financial reporting was not effective. To the extent you intended to comply with Item 308 (a) of Regulation S-K, please note that those disclosures are only required in your annual reports on Form 10-K. Further, your current disclosure, especially the phrase "management feels," does not clearly express your management's conclusion on the effectiveness of your internal control over financial reporting as required by the Item. Lastly, it does not appear that management performed the required assessment at that date (or at the company's fiscal year end) to be able to make such a conclusion. As a result, in future filings including any amendments, please remove the disclosure. This comment also applies to your Form 10-Q for the period ended March 31, 2011.

Form 8-K dated March 22, 2011 (March 17, 2011) filed March 22, 2011

Item 8.01 Other Events

11. We note under your disclosure under Item 8.01 and in your press release that the company entered into a Letter of Intent to merge with TAG Minerals Inc. ("TAG" or "Target") and its *wholly-owned* operating subsidiary TAG Minerals Zimbabwe (Private) Limited. Please reconcile these disclosures with paragraph 3.5 of Exhibit 10.1 Agreement and Plan of Merger attached to Form 8-K/A Amendment No. 1 dated and filed April 27, 2011, which indicates Target's only interest in other entities is ownership of 49% of issued and outstanding shares of TAG Minerals Zimbabwe (Private) Limited.

Form 8-K dated April 22, 2011, as amended on April 27, 2011 and August 2, 2011

Exhibit 10.1 Agreement and Plan of Merger

12. We note that paragraph 3.6 of this agreement indicates that unaudited financial statements of TAG are included as Exhibit A to the agreement. However, Exhibit A is empty. Please explain to us why the information was not filed or further amend the Form 8-K to file a complete Exhibit A that includes the information.

13. In the amendment, file a complete Form 8-K that includes all Items of the form previously filed, including those Items filed by amendment, and include a corrected and complete exhibit index. We note, for example, that the Form 8-K now includes two Exhibits 99.1.

Exhibit 99.1

14. In addition, please further amend the Form 8-K to correctly disclose how you accounted for the transaction with TAG Minerals Inc. While in the third introductory paragraph to the pro forma financial statements you indicate that the transaction was accounted for as a reverse acquisition and a recapitalization, we note that the pro forma financial statements themselves do not reflect the accounting for a reverse acquisition nor do the post consummation financial statements included in your Form 10-Q for the period ended June 30, 2011. Further, we see that you indicated in this Form 8-K that LLSR is the acquirer for *accounting* purposes.

    - If you intended to say, as you did in your Form 10-Q for the period ended June 30, 2011, that the transaction is intended to qualify for federal income tax purposes as a reverse triangular merger under Section 368 of the Internal revenue Code, please revise the filing to do so and also clearly disclose that the transaction was accounted for as a business combination using the acquisition method pursuant to FASB ASC 805.
    - Otherwise, tell us the US GAAP you considered when concluding that your transaction with TAG Mineral should be accounted for as a reverse acquisition or recapitalization, and explain how you applied that guidance.

15. We note that as part of the Agreement (paragraph 5.9) filed under Form 8-K on April 27, 2011, the current officers agreed to convert their outstanding note and related accrued interest in return for cashless options to purchase 14,400,000 Company shares at an exercise price of $0.075. Please tell us how you accounted for this transaction in your historical financial statements and provide us with references to the authoritative accounting literature you believe supports your accounting. Also, tell us why this was not shown as a pro forma adjustment to your balance sheet.

Form 8-K dated July 25, 2011 (July 21, 2011) filed July 25, 2011

16. We see that on July 21, 2011, Lantis Laser, through its affiliate, TAG Minerals Zimbabwe (Private) Limited ("TAG"), entered into an agreement for the exchange of common stock between Lantis Laser and Ontage Resources (Private) Limited, a Zimbabwean corporation ("Ontage"), pursuant to which TAG purchased all the issued and outstanding shares of Ontage common stock in exchange for 5,000,000 shares of Lantis Laser common stock. Please provide us with the significance

tests outlined in Rule 8-04(b) of Regulation S-X for the referenced acquisition. Tell us when you plan to filed any Ontage historical and pro forma information required by Item 9.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeffrey Jaramillo
Accounting Branch Chief